SUBJECT TO COMPLETION, DATED JULY 20, 1998

PROSPECTUS SUPPLEMENT                           Filed Pursuant to Rule 424(b)(3)
(To Prospectus Dated November 19, 1997)               Registration No. 333-39857

                                  $200,000,000

[GRAPHIC OMITTED]

                              THE AES CORPORATION
              % CONVERTIBLE JUNIOR SUBORDINATED DEBENTURES DUE 2005

                            INTEREST PAYABLE    AND

                                 -----------
     The % Convertible Junior Subordinated Debentures due 2005 (the "Debentures") of The AES Corporation ("AES" or the "Company") are convertible into Common Stock, $.01 par value (the "Common Stock"), of the Company at any time at or before maturity, unless previously redeemed, at a conversion price of $ per share, subject to adjustment in certain events. The Common Stock of the Company is listed on The New York Stock Exchange ("NYSE") under the symbol "AES". On July 20, 1998, the closing price for the Common Stock, as reported by the NYSE, was $50 per share. See "Common Stock Price Ranges and Dividends".

     The Debentures do not provide for a sinking fund. The Debentures are not redeemable by the Company prior to , 2001. Thereafter, the Debentures are redeemable at the option of the Company, in whole or in part, at the redemption prices set forth in this Prospectus Supplement, together with accrued interest. Upon a Repurchase Event (as defined herein), each holder of Debentures shall have the right, at the holder's option, to require the Company to repurchase such holder's Debentures at a purchase price equal to 100% of the principal amount thereof, plus accrued interest. See "Description of Debentures -- Certain Rights to Require Repurchase of Debentures".

     The Debentures are unsecured obligations of the Company and are subordinate to all present and future Senior and Subordinated Debt (as defined herein) of the Company and all liabilities of the Company's subsidiaries. The Debentures rank pari passu with $250 million aggregate principal amount of the Company's outstanding 5.375% Junior Subordinated Debentures due 2027 and $300 million aggregate principal amount of the Company's outstanding 5.5% Junior Subordinated Debentures due 2012. As of March 31, 1998, the Company had approximately $1.48 billion in aggregate principal amount of Senior and Subordinated Debt and the subsidiaries of the Company had approximately $4.40 billion in aggregate amount of liabilities to which the Debentures are effectively subordinated. The
Indenture will not restrict the incurrence of any other indebtedness or liabilities by the Company or its subsidiaries. See "Description of Debentures -- Subordination".

     The offering of the Debentures (the "Offering") is being conducted concurrently with an offering by the Company of 6,500,000 shares of its Common Stock (the "Common Stock Offering"). The consummation of the Offering is not contingent upon the consummation of the Common Stock Offering.

     SEE "RISK FACTORS" ON PAGE 5 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE DEBENTURES OFFERED HEREBY.

                                 -----------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
     ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING
      PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                    PRICE TO     UNDERWRITING     PROCEEDS TO
                   PUBLIC(1)      DISCOUNT(2)     COMPANY(3)
--------------------------------------------------------------------------------
Per Debenture              %              %                %
--------------------------------------------------------------------------------
Total(4)          $             $                $
================================================================================

(1)  Plus accrued interest, if any, from date of issuance.
(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".
(3)  Before deducting expenses payable by the Company, estimated at $      .
(4) The Company has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus Supplement, to purchase up to an additional $30.0 million aggregate principal amount of Debentures on the same terms as set forth above solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $ , $ and $ , respectively. See "Underwriting".

                                 -----------
     The Debentures are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them and subject to certain conditions. It is expected that delivery of the Debentures will be made against payment therefor on or about , 1998 through the facilities of The Depository Trust Company.
                                  -----------
SALOMON SMITH BARNEY                                           J.P. MORGAN & CO.

                                 -----------

DONALDSON, LUFKIN & JENRETTE
                       MORGAN STANLEY DEAN WITTER
                                                PAINEWEBBER INCORPORATED
    ,   1998                                                        C.E.   UNTERBERG, TOWBIN


CERTAIN PERSONS PARTICIPATING IN THIS OFFERING OR THE CONCURRENT COMMON STOCK OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES AND THE COMMON STOCK, INCLUDING STABILIZING AND SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF A PENALTY BID. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

               SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

     Certain statements under the captions "The Company", "Risk Factors", "Discussion and Analysis of Financial Condition and Results of Operations" and "Business" included or incorporated by reference in the accompanying Prospectus and elsewhere in this Prospectus Supplement and the accompanying Prospectus constitute "forward-looking statements" within the meaning of the Private
Securities Litigation Reform Act of 1995 ("Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance and achievements of AES, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following factors, as well as those factors discussed in the section entitled "Risk Factors" in the accompanying Prospectus and those discussed elsewhere in AES's filings with the Securities and Exchange Commission (the "Commission"), including: changes in company-wide operation and availability compared to AES's historical performance; changes in AES's historical operating cost structure, including changes in various costs and expenses; political and economic considerations in certain non-U.S. countries where AES is conducting or is seeking to conduct business; restrictions on foreign currency convertibility and remittance abroad, exchange rate fluctuations and developing legal systems; regulation and restrictions; legislation intended to promote competition in U.S. and non-U.S. electricity markets; tariffs; governmental approval processes; environmental matters; construction, operating and fuel risks; load growth, dispatch and transmission constraints; conflict of interest of contracting parties; and adherence to the AES principles; and other factors referenced in this Prospectus Supplement and in the accompanying Prospectus. See "Risk Factors" in the accompanying Prospectus.

                               OFFERING SUMMARY

     The following information is qualified entirely by, and should be read in conjunction with, the more detailed information appearing elsewhere in or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus.

SECURITIES  OFFERED......  $200,000,000   aggregate   principal   amount   of  %
                           Convertible Junior Subordinated Debentures due , 2005
                           (the "Debentures").

PAYMENT OF INTEREST....          and      , commencing    , 1999.

CONVERSION...............  Convertible  into Common  Stock of the Company at the option of the holder at any time at or before maturity, unless previously redeemed, at a conversion price of $ per share, subject to adjustment in certain events.

SUBORDINATION............  Subordinated  to all  present  and future  Senior and
                           Subordinated Debt of the Company and all liabilities of the Company's subsidiaries. As of March 31, 1998, Senior and Subordinated Debt of the Company aggregated approximately $1.48 billion and liabilities of the Company's subsidiaries aggregated approximately $4.40 billion. The Indenture contains no limitation on the incurrence of indebtedness
                           (including Senior and Subordinated Debt) or other liabilities by the Company and its subsidiaries.

REDEMPTION...............  The  Debentures  are  redeemable at the option of the
                           Company, in whole or in part, at the redemption prices set forth herein, together with accrued interest, except that no redemption may be made prior to , 2001.

OPTIONAL  REDEMPTION.....  Upon  a   Repurchase   Event,   each  holder  of  the
                           Debentures  shall  have the  right,  at the  holder's
                           option,  to require  the Company to  repurchase  such
                           holder's Debentures at a purchase price equal to 100%
                           of  the  principal   amount  thereof,   plus  accrued
                           interest.  The term "Repurchase  Event" is limited to
                           transactions  involving  a  Change  in  Control  or a
                           Termination of Trading (each as defined herein),  and
                           does  not  include   any  other   events  that  might
                           adversely  affect  the  financial  condition  of  the
                           Company or result in a downgrade in the credit rating
                           (if any) of the Debentures.  The Company's ability to
                           repurchase  the  Debentures  following  a  Repurchase
                           Event  is  dependent   upon  the   Company's   having
                           sufficient  funds and may be  limited by the terms of
                           the Company's Senior and  Subordinated  Debt or other
                           contractual    limitations   or   the   subordination
                           provisions of the Indenture. There is no assurance that the Company will be able to repurchase the Debentures upon the occurrence of a Repurchase Event.

USE  OF  PROCEEDS........  The Company  intends to use the net  proceeds of this
                           Offering to repay certain indebtedness and for general corporate purposes, including potential acquisitions. See "Use of Proceeds".

                              RECENT DEVELOPMENTS

     In May, subsidiaries of AES completed the purchase of three electric generating stations from Southern California Edison ("Edison") for approximately $781 million. In connection with the acquisition, the Company obtained $713 million of non-recourse project financing. AES Alamitos (Long Beach), AES Redondo Beach and AES Huntington Beach all fire natural gas with a combined summer peak generating capacity of 3,956 megawatts ("MW"). AES has contracted to provide fuel conversion services from the facilities to Williams Energy Services Company ("Williams"). Under the long term agreement, Williams delivers gas to the plants and owns and markets the electrical output. Project debt financing for the acquisition was provided by a syndicate of banks led by Credit Suisse First Boston. Pursuant to California's electricity restructuring law, Edison will remain under contract to operate and maintain the facilities for two years, after which AES will assume operations.

     In June, a subsidiary of the Company raised $173 million of non-recourse project financing for the $230 million AES M-rida III 484 MW gas-fired combined cycle power plant currently under construction in the City of M-rida, Yucat-n, Mexico. When constructed and in operation, the new facility will provide power to the state utility in Mexico, Comisi-n Federal de Electricidad, under a 25 year power purchase agreement.

     In June, a subsidiary of AES was selected by the Bangladesh Power Development Board as the First-Ranked Sponsor to build, own and operate a 450 MW
(net) gas-fired combined cycle power plant at a site 12 miles southeast of Dhaka, Bangladesh on the Meghna River (the "Meghnaghat Project"). The site is about 3 miles from AES's Haripur project, a 360 MW gas-fired plant that is currently under development. AES was awarded the Haripur project in January 1998. Electricity from the Meghnaghat Project is anticipated to be sold to the Bangladesh Power Development Board under the terms of a 22 year power purchase agreement, which is expected to be signed shortly. Commercial operations of the Meghnaghat plant is expected to commence in the year 2000. Titus Gas Transmission and Distribution Company, a subsidiary of Petrobangla, will supply natural gas to the facility from a nearby pipeline for the term of the power purchase agreement.

     In June, a subsidiary of AES acquired 90% of Empresa Distribuidora de La Plata S.A. ("EDELAP"), an electric distribution company in the province of Buenos Aires, Argentina for approximately $350 million from a joint venture of Houston Industries Energy, Inc. and a subsidiary of Techint S.A., an Argentine industrial firm. EDELAP serves approximately 278,000 customers in and around the city of La Plata, the capital of Buenos Aires Province. A $193 million non-recourse loan was provided by Citibank for a portion of the purchase price. The balance of the purchase price was financed through a $165 million bridge loan to a subsidiary of AES provided by an affiliate of Salomon Brothers Holding Company Inc. (the "EDELAP Bridge"). Salomon Brothers Holding Company Inc. is also an affiliate of Salomon Smith Barney, a joint managing underwriter of the Offering.

     In July, two subsidiaries of AES, AES Lal Pir Limited ("AES Lal Pir") and AES PakGen (Pvt) Company ("AES PakGen"), received "Notices of Intent to Terminate" certain project agreements from the Government of Pakistan. AES Lal Pir is a 351 MW (net) oil-fired thermal power plant located in the Punjab Province of Pakistan. AES PakGen is a 344 MW (net) oil-fired thermal power plant located adjacent to AES Lal Pir. The notices issued to these projects assert that AES's subsidiaries made inaccurate anti-corruption representations to the Government of Pakistan. AES believes that these notices are similar to notices received by other independent power producers in Pakistan. AES strongly denies the allegations made in the Notices of Intent to Terminate and intends to vigorously pursue all available legal options to enforce and preserve its contractual rights under the project agreements. Despite these notices, both plants continue to operate normally and the customer, the Pakistan Water and Power Development Authority, has continued to make its payments within the grace period provided for in the contract.

                                USE OF PROCEEDS

     The net proceeds from this Offering are estimated to be approximately $ million ($ million if the Underwriters' overallotment option is exercised in full). The Company currently intends to use approximately $166 million of the net proceeds of the Offering and the concurrent Common Stock Offering to repay all amounts outstanding under the EDELAP Bridge, which was incurred to finance the acquisition of EDELAP. The remaining net proceeds will be used for general corporate purposes, including potential acquisitions, and to repay amounts under the Company's $600 million corporate revolving credit facility (the "Revolver").

     The interest rate on the EDELAP Bridge is initially equal to LIBOR plus 2.5% and will increase by 1.0% each month beginning January 1, 1999. The EDELAP Bridge is secured by a pledge of 8.4 million shares of Common Stock issued to the borrower. The sale of a substantial number of such shares in the public market upon any foreclosure or otherwise could have an adverse effect on the market price of the Common Stock. The EDELAP Bridge matures on June 29, 1999 and is required to be prepaid out of the proceeds of certain debt or equity issuances by AES, including the Common Stock Offering. AES may seek a waiver of such prepayment requirement, and if granted, AES will use the net proceeds of the Offering for general corporate purposes, including potential acquisitions, and initially may temporarily invest such proceeds in short-term securities.

     Amounts outstanding under the Revolver bear interest at either the Base Rate (equal to the higher of Morgan Guaranty Trust Company of New York's prime rate or the federal funds rate plus 0.50%) or LIBOR plus 1.50% and mature on December 19, 2000. An affiliate of J.P. Morgan Securities Inc., a joint managing underwriter of the Offering, is a lender under the Revolver.

                           DESCRIPTION OF DEBENTURES

     The Debentures will be issued under an indenture dated as of , 1998 between the Company and The First National Bank of Chicago, as trustee (the "Trustee"), as supplemented by the First Supplemental Indenture dated , 1998 between the Company and the Trustee (as so supplemented, the "Indenture"). The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definition therein of certain terms. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference. A copy of the Indenture has been incorporated by reference as an exhibit to the Registration Statement of which the accompanying Prospectus forms a part and is also available for inspection at the office of the Trustee.

     The Indenture does not limit the aggregate principal amount of indebtedness which may be issued thereunder and provides that junior subordinated debentures may be issued thereunder from time to time in one or more series. The Debentures constitute a separate series under the Indenture.

GENERAL

     The Debentures will be unsecured obligations of the Company, will be limited to $230.0 million in aggregate principal amount (including the Underwriters' overallotment option) and will mature on , 2005. The Debentures will bear interest at the rate per annum shown on the front cover of this Prospectus Supplement from the date of original issuance of Debentures pursuant to the Indenture, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually on and of each year, commencing , 1999, to the Person in whose name the Debenture is registered at the close of business on the preceding or , as the case may be. Interest on the Debentures will be paid on the basis of a 360-day year of twelve 30-day months.

     The Debentures will be issued only in registered form, without coupons and in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the Debentures, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge and any other expenses (including the fees and expenses of the Trustee) payable in connection therewith. The Company is not required (i) to issue, register the transfer of or exchange any Debentures during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption and ending at the close of business on the day of such mailing or
(ii) to register the transfer of or exchange any Debenture selected for redemption in whole or in part, except the unredeemed portion of Debentures being redeemed in part.

     The Indenture does not contain any provisions that would provide protection to Holders of the Debentures against a sudden and dramatic decline in credit quality of the Company resulting from any takeover, recapitalization or similar restructuring, except as described below under "Certain Rights to Require Repurchase of Debentures".

SUBORDINATION

     The payment of principal of, premium, if any, and interest on the Debentures will, to the extent and in the manner set forth in the Indenture, be subordinated in right of payment to the prior payment in full, in cash or cash equivalents, of all Senior and Subordinated Debt of the Company.

     Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, receivership, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities or any bankruptcy, insolvency or similar proceedings of the Company, the holders of all Senior and Subordinated Debt will first be entitled to receive payment in full of all amounts due or to become due thereon before the holders of the Debentures will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on the Debentures.

     No  payments  on account of  principal,  premium,  if any,  or  interest in respect of the Debentures may be made by the Company if there shall have occurred and be continuing a default in any payment with respect to Senior and Subordinated Debt. In addition, during the continuance of any other event of default (other than a payment default) with respect to Designated Senior and Subordinated Debt pursuant to which the maturity thereof may be accelerated, from and after the date of receipt by the Trustee of written notice from holders of such Designated Senior and Subordinated Debt or from an agent of such holders, no payments on account of principal, premium, if any, or interest may be made by the Company during a Payment Blockage Period in respect of such Debentures (unless such Payment Blockage Period shall be terminated by written notice to the Trustee from the holders of such Designated Senior and Subordinated Debt or from an agent of such holders, or such event of default has been cured or waived or has ceased to exist). Only one Payment Blockage Period may be commenced with respect to the Debentures during any period of 360 consecutive days. No event of default which existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior and Subordinated Debt initiating such Payment Blockage Period shall be or be made the basis for the commencement of any subsequent Payment Blockage Period by the holders of such Designated Senior and Subordinated Debt, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days.

     By reason of such subordination, in the event of insolvency, funds that would otherwise be payable to holders of Debentures will be paid to the holders of Senior and Subordinated Debt of the Company to the extent necessary to pay such Debt in full, and the Company may be unable to meet fully its obligations with respect to the Debentures.

     "Debt" is defined to mean, with respect to any person at any date of determination (without duplication), (i) all indebtedness of such person for borrowed money, (ii) all obligations of such person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such person in respect of letters of credit or bankers' acceptance or other similar instruments (or reimbursement obligations with respect thereto), (iv) all obligations of such person to pay the deferred purchase price of property or services, except trade payables, (v) all obligations of such person as lessee under capitalized leases, (vi) all Debt of others secured by a lien on any asset of such person, whether or not such Debt is assumed by such person; provided that, for purposes of determining the amount of any Debt of the type described in this clause, if recourse with respect to such Debt is limited to such asset, the amount of such Debt shall be limited to the lesser of the fair market value of such asset or the amount of such Debt, (vii) all Debt of others guaranteed by such person to the extent such Debt is guaranteed by such person, (viii) all redeemable stock valued at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends and (ix) to the extent not otherwise included in this definition, all obligations of such person under currency agreements and interest rate agreements.

     "Designated Senior and Subordinated Debt" is defined to mean (i) Debt under the Credit Agreement and (ii) Debt constituting Senior and Subordinated Debt which, at the time of its determination, (A) has an aggregate principal amount of at least $30 million and (B) is specifically designated in the instrument as "Designated Senior and Subordinated Debt" by the Company.

     "Senior and Subordinated Debt" is defined to mean the principal of (and premium, if any) and interest on all Debt of the Company whether created, incurred or assumed before, on or after the date of the Junior Subordinated Debt Indenture; provided that such Senior and Subordinated Debt shall not include (i) Debt of the Company to any affiliate, (ii) Debt of the Company that, when incurred and without respect to any election under Section 1111(b) of Title 11, U.S. Code, was without recourse, (iii) any other Debt of the Company which by the terms of the instrument creating or evidencing the same are specifically designated as not being senior in right of payment to the Debentures, and in particular the Debentures shall rank pari passu with all other debt securities and guarantees issued to an AES Trust or any other trust, partnership or other entity affiliated with the Company which is a financing vehicle of the Company in connection with an issuance of preferred securities by such financing entity, and (iv) redeemable stock of the Company.

LIMITATION ON ADDITIONAL TIERS OF JUNIOR SUBORDINATED DEBT

     The Company will not incur or suffer to exist any Debt, other than Debt evidenced by the Debentures, that is subordinated in right of payment to any Senior Subordinated Debt unless such debt, by its terms or the terms of the instrument creating or evidencing it, is pari passu with, or subordinated in right of payment to, the Debentures.

CONVERSION RIGHTS

     The Debentures will be convertible into Common Stock at any time prior to redemption or final maturity, initially at the conversion price of $ per share (resulting in an initial conversion ratio of shares per $1,000 principal amount). The right to convert Debentures which have been called for redemption will terminate at the close of business on the second business day preceding the Redemption Date. See "Optional Redemption" below.

     The conversion price will be subject to adjustment upon the occurrence of any of the following events: (i) the subdivision, combination or reclassification of outstanding shares of Common Stock; (ii) the payment in shares of Common Stock of a dividend or distribution on any class of capital stock of the Company; (iii) the issuance of rights or warrants to all holders of Common Stock entitling them to acquire shares of Common Stock at a price per share less than the Current Market Price; (iv) the distribution to all holders of Common Stock of shares of capital stock other than Common Stock, evidences of indebtedness, cash or assets (including securities, but excluding dividends or distributions paid exclusively in cash and dividends, distributions, rights and warrants referred to above); (v) a distribution consisting exclusively of cash (excluding any cash distributions referred to in (iv) above) to all holders of Common Stock in an aggregate amount that, together with (A) all other cash distributions (excluding any cash distributions referred to in (iv) above) made within the 12 months preceding such distribution and (B) any cash and the fair market value of other consideration payable in respect of any tender offer by the Company or a subsidiary of the Company for the Common Stock consummated within the 12 months preceding such distribution, exceeds 15% of the Company's market capitalization (determined as provided in the Indenture) on the date fixed for determining the stockholders entitled to such distribution; and (vi) the consummation of a tender offer made by the Company or any subsidiary of the Company for the Common Stock which involves an aggregate consideration that, together with (X) any cash and other consideration payable in respect of any tender offer by the Company or a subsidiary of the Company for the Common Stock consummated with the 12 months preceding the consummation of such tender offer and (Y) the aggregate amount of all cash distributions (excluding any cash distributions referred to in (iv) above) to all holders of the Common Stock within the 12 months preceding the consummation of such tender offer, exceeds 15% of the Company's market capitalization at the date of consummation of such tender offer. No adjustment of the conversion price will be required to be made until cumulative adjustments amount to at least one percent of the conversion price, as last adjusted. Any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

     In addition to the foregoing adjustments, the Company from time to time may, to the extent permitted by law, reduce the conversion price of the Debentures by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days notice of such decrease. The Company will also be permitted to reduce the conversion price to such extent as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the Common Stock or, if that is not possible, to diminish any income taxes that are otherwise payable because of such event. In the case of any consolidation or merger of the Company with any other corporation (other than one in which no change is made in the Common Stock), or any sale or transfer of all or substantially all of the assets of the Company, the Holder of any Debenture then outstanding will, with certain exceptions, have the right thereafter to convert such Debenture only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Common Stock into which such Debenture might have been converted immediately prior to such consolidation, merger, sale or transfer; and adjustments will be provided for events subsequent thereto that are as nearly equivalent as practical to the conversion price adjustments described above.

     Fractional shares of Common Stock will not be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based upon the then
Closing Price at the close of business on the day of conversion. If any Debentures are surrendered for conversion during the period from the close of business on any Regular Record Date through and including the next succeeding Interest Payment Date (except any such Debentures called for redemption on a redemption date occurring on or before such Interest Payment Date), such Debentures when surrendered for conversion must be accompanied by payment in next days funds of an amount equal to the interest thereon which the registered Holder on such regular Record Date is to receive. Except as described in the preceding sentence, no interest will be payable by the Company on converted Debentures with respect to any Interest Payment Date subsequent to the date of conversion. No other payment or adjustment for interest or dividends is to be made upon conversion.

OPTIONAL REDEMPTION

     The Debentures will be redeemable, at the Company's option, in whole or from time to time in part, at any time on or after , 2001, upon not less than 30 nor more than 60 days' notice mailed to each holder of Debentures to be redeemed at its address appearing in the Security Register and prior to maturity at the following Redemption Prices (expressed as percentages of the principal amount) plus accrued interest to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date).

     If redeemed during the 12-month period beginning in the year indicated, the redemption price shall be:

                                YEAR              REDEMPTION PRICE
                                ----              ----------------
               2001 ..........................                  %
               2002 ..........................                  %
               2003 ..........................                  %
               2004 ..........................             100.0%

     No sinking fund is provided for the Debentures.

CERTAIN RIGHTS TO REQUIRE REPURCHASE OF DEBENTURES

     In the event of any Repurchase Event (as defined below) occurring after the date of issuance of the Debentures and on or prior to Maturity, each Holder of Debentures will have the right, at the Holder's option, to require the Company to repurchase all or any part of the Holder's Debentures on a date (the "Repurchase Date") that is at least 30 days and not more than 60 days after the date the Company gives notice of the Repurchase Event as described below at a price (the "Repurchase Price") equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the Repurchase Date. On or prior to the Repurchase Date, the Company shall deposit with the Trustee or a Paying Agent an amount of money sufficient to pay the Repurchase Price of the Debentures which are to be repaid on or promptly following the Repurchase Date.

     Failure by the Company to provide timely notice of a Repurchase Event, as provided for below, or to repurchase the Debentures when required under the preceding paragraph will result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture.

     On or before the 30th day after the occurrence of a Repurchase Event, the Company is obligated to mail to all Holders of Debentures a notice of the occurrence of such Repurchase Event and identifying the Repurchase Date, the date by which the repurchase right must be exercised, the Repurchase Price for Debentures and the procedures which the Holder must follow to exercise this right. To exercise the repurchase right, the Holder of a Debenture must deliver, on or before the close of business on the

Repurchase Date, written notice to the Company (or an agent designated by the Company for such purpose) and to the Trustee of the Holder's exercise of such right, together with the certificates evidencing the Debentures with respect to which the right is being exercised, duly endorsed for transfer.

     A "Repurchase Event" shall have occurred upon the occurrence of a Change in Control or a Termination of Trading (each as defined below).

     A "Change in Control" shall occur when: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company to any Person or group (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) of Persons, (ii) a Person or group (as so defined) of Persons (other than management and directors of the Company on the date of the Indenture or their Affiliates) shall have become the beneficial owner of more than 35% of the outstanding Voting Stock of the Company, or (iii) during any one-year period, individuals who at the beginning of such period constitute the Board of Directors (together with any new director whose election or nomination was approved by a majority of the directors then in office who were either directors at the beginning of such period or who were previously so approved) cease to constitute a majority of the Board of Directors.

     A "Termination of Trading" shall occur if the Common Stock (or if the Debentures are not then convertible into Common Stock, any other common stock into which the Debentures are then convertible) is neither listed for trading on a U.S. national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

     The right to require the Company to repurchase Debentures as a result of the occurrence of a Repurchase Event could create an event of default under certain Senior and Subordinated Debt as a result of which any repurchase could, absent a waiver, be blocked by the subordination provisions of the Debentures. See "Subordination". Contractual limitations imposed by other indebtedness may also, absent a waiver, restrict or prohibit repurchases under certain circumstances.

     In the event a Repurchase Event occurs and the Holders exercise their rights to require the Company to repurchase Debentures, the Company intends to comply with applicable tender offer rules under the Exchange Act, including Rules 13e-4 and 14e-1, as then in effect, with respect to any such purchase.

     The foregoing provisions would not necessarily afford Holders of the Debentures protection in the event of highly leveraged or other transactions involving the Company that may adversely affect Holders. In addition, the foregoing provisions may discourage open market purchases of the Common Stock or a non-negotiated tender or exchange offer for such stock and, accordingly, may limited a stockholder's ability to realize a premium over the market price of the Common Stock in connection with any such transaction.

FORM, DENOMINATION AND REGISTRATION

     The Debentures will be issued in fully registered form, without coupons, in denominations of $1,000 in principal amount and integral multiples thereof. The Debentures will be evidenced by one or more global securities (each, a "Global Debentures"). The Global Debentures will be deposited with, or on behalf of, The Depository Trust Company ("DTC") or its nominee. Except as set forth below, the Global Debentures may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee. See "Description of Debt Securities -- Book-Entry Systems" in the accompanying Prospectus.

PAYMENTS OF PRINCIPAL AND INTEREST; TRANSFER, EXCHANGE OR CONVERSION

     The Indenture will require that payments in respect of the Debentures (including principal, premium, if any, and interest) held of record by DTC be made in same day funds. Payments in respect of the Debentures held of record by holders other than DTC may, at the option of the Company, be made by check and mailed to such holders of record as shown on the register for the Debentures. The Debentures may be surrendered for transfer, exchange or conversion at the office of the Trustee in New York, New York.

GOVERNING LAW

     The Indenture and Debentures will be governed by and construed in accordance with the laws of the State of New York, without giving effect to such State's conflicts of laws principles.

INFORMATION CONCERNING THE TRUSTEE

     The Company and its subsidiaries may maintain deposit accounts and conduct other banking transactions with the Trustee in the ordinary course of business.

OTHER PROVISIONS

     See the accompanying Prospectus for a description of certain additional provisions of the Indenture, including events of default thereunder and provisions for amendments and modifications thereof.

                    COMMON STOCK PRICE RANGES AND DIVIDENDS

     The Common Stock began trading on the New York Stock Exchange ("NYSE") on October 16, 1996 under the symbol "AES". Prior to that date, the Common Stock had been quoted on the NASDAQ National Market System ("NASDAQ/NMS") under the symbol "AESC". The following table sets forth for the periods indicated the high and low sale prices for the Common Stock as reported on the NYSE Composite Tape and by NASDAQ/NMS. In July 1997, AES announced a two-for-one stock split, in the form of a stock dividend, for holders of record on July 28, 1997 of its Common Stock, paid on August 28, 1997. The prices set forth below reflect adjustment for such stock split.

                                                           HIGH        LOW
                                                           ----        ---
1996
----
First Quarter .......................................   $  12.63    $  10.50
Second Quarter .....................................       14.81       11.13
Third Quarter ......................................       20.25       13.94
Fourth Quarter .....................................       25.06       19.63

1997
----
First Quarter ......................................    $  34.13    $  22.63
Second Quarter .....................................       37.75       27.50
Third Quarter ......................................       45.25       34.63
Fourth Quarter .....................................       49.63       35.00

1998
----
First Quarter ......................................    $  53.88    $  39.88
Second Quarter .....................................       57.69       46.25
Third Quarter (through July 20) ....................       54.25       49.13

     No cash dividends have been paid on the Common Stock since December 22, 1993 in order to provide capital for the Company's equity investments in projects.

     Under the terms of the Revolver, the Company is currently prohibited from paying cash dividends. In addition, the Company is precluded from paying cash dividends on its Common Stock under the terms of a guaranty to the utility customer in connection with the AES Thames project in the event certain net worth and liquidity tests of the Company are not met. The Company has met these tests at all times since making the guaranty.

     The ability of the Company's subsidiaries to declare and pay dividends and otherwise distribute cash to the Company is subject to certain limitations in the project loans and other documents entered into by such project subsidiaries. Such limitations permit the payment of dividends out of current cash flow for quarterly, semi-annual or annual periods only at the end of such periods and only after payment of principal and interest on project loans due at the end of such periods, and in certain cases after providing for debt service reserves.

     The indentures relating to the Company's existing senior subordinated notes preclude the payment of cash dividends if at the time of such payment or after giving effect thereto an event of default (as defined), or an event that, after the giving of notice or lapse of time or both, would become an event of default, shall have occurred and be continuing, if certain fixed charge coverage ratios are not met or if the payment of such dividends, together with other restricted payments, would exceed certain limits.

     Under the Amended and Restated Certificate of Incorporation of the Company, the authorized capital stock of the Company consists of 500,000,000 shares of Common Stock, par value $.01 per share, and 50,000,000 shares of Preferred Stock, no par value.

                CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Debentures and Common Stock received on conversion of the Debentures to an initial holder purchasing a Debenture at its "issue price" and holding the Debenture or Common Stock as a capital asset within the meaning of Section 1221 of the Code (as defined below). The "issue price" is the first price to the public at which a substantial amount of the Debentures is sold (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers).

     This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), and administrative interpretations as of the date hereof, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to holders in light of their particular circumstances or to holders subject to special rules, such as certain financial institutions, insurance companies, dealers and certain traders in securities, persons holding Debentures in connection with a hedging transaction, "straddle", conversion transaction or other integrated transaction, or persons who have ceased to be United States citizens or to be taxed as resident aliens. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders should consult their tax advisers with respect to the particular tax consequences to them of owning and disposing of Debentures, including the consequences under the laws of any state, local or foreign jurisdiction.

     "U.S. Holder" means an owner of a Debenture that is, for United States federal income tax purposes, (i) a citizen or resident of the United States,
(ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     "Non-U.S. Holder" means an owner of a Debenture that is, for United States federal income tax purposes, a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust.

U.S. HOLDERS

     Payments of Interest. Interest paid on a Debenture will generally be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder's method of accounting for federal income tax purposes.

     Sale, Exchange or Retirement of the Debentures. Upon the sale, exchange or retirement of a Debenture, a U.S. Holder will recognize taxable gain or loss equal to the difference between such U.S. Holder's adjusted tax basis in the Debenture and the amount realized on the sale, exchange or retirement. A U.S. Holder's adjusted tax basis in a Debenture will generally equal the cost of the Debenture to such U.S. Holder.

     Gain or loss realized on the sale, exchange or retirement of a Debenture will be capital gain or loss. Prospective investors should consult their tax advisers regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for certain taxpayers who are individuals, trusts or estates) and losses (the deductibility of which is subject to limitations).

     Conversion of Debentures. A U.S Holder's conversion of a Debenture into Common Stock will generally not be a taxable event. A U.S Holder's basis in the Common Stock received on conversion of a Debenture will be the same as the U.S. Holder's basis in the Debenture at the time of the conversion (exclusive of any tax basis allocable to a fractional share), and the holding period for the Common Stock received on conversion will include the holding period of the Debenture converted. The receipt of cash in lieu of a fractional share of Common Stock should generally result in capital gain or loss, measured by the difference between the cash received for the fractional share interest and the U.S. Holder's tax basis in the fractional share interest.

     Adjustment of Conversion Rate. If at any time the Company makes a distribution of property to shareholders that would be taxable to such shareholders as a dividend for federal income tax purposes (for example, distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends or rights to subscribe for Common Stock) and, pursuant to the anti-dilution provisions of the Indenture, the Conversion Rate of the Debentures is increased, such increase may be deemed to be the payment of a taxable dividend to U.S. Holders of Debentures. If the Conversion Rate is increased at the discretion of the Company or in certain other circumstances, such increase may also be deemed to be the payment of a taxable dividend to U.S. Holders of Debentures. Moreover, in certain other circumstances, the absence of an adjustment to the Conversion Rate of the Debentures may result in a taxable dividend to the holders of the Common Stock.

     Ownership and Disposition of Common Stock. Dividends, if any, paid on the Common Stock generally will be includable in the income of a U.S. Holder as ordinary income to the extent of the U.S. Holder's ratable share of the Company's current or accumulated earnings and profits. Upon the sale, exchange or other disposition of Common Stock, a U.S. Holder generally will recognize capital gain or capital loss equal to the difference between the amount realized on such sale or exchange and the holder's adjusted tax basis in such shares. Prospective investors should consult their tax advisers regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for certain taxpayers who are invidivuals, trusts or estates) and losses (the deductibility of which is subject to limitations).

NON-U.S. HOLDERS

     Under present United States federal tax law, and subject to the discussion below concerning backup withholding:

     (a) payments of principal, interest and premium on the Debentures by the Company or its paying agent to any Non-U.S. Holder will be exempt from the 30% United States federal withholding tax, provided that (i) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to the Company through stock ownership, and is not a bank receiving interest described in
Section 881(c)(3)(A) of the Code and (ii) the statement requirement set forth in
Section 871(h) or Section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below;

     (b) a Non-U.S. Holder of a Debenture will not be subject to United States federal income tax on gain realized on the sale, exchange or other disposition of such Debenture, unless (i) such Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and either the gain is attributable to an office or other fixed place of business maintained by such individual in the United States or, generally, such individual has a "tax home" in the United States or (ii) such gain is effectively connected with the Holder's conduct of a trade or business in the United States; and

     (c) a Debenture held by an individual who is not, for United States estate tax purposes, a resident or citizen of the United States at the time of his death generally will not be subject to United States federal estate tax as a result of such individual's death, provided that the individual does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and, at the time of such individual's death, payments with respect to such Debenture would not have been effectively connected to the conduct by such individual of a trade or business in the United States.

     The certification requirement referred to in subparagraph (a) will be fulfilled if the beneficial owner of a Debenture certifies on IRS Form W-8, under penalties of perjury, that it is not a United States person and provides its name and address, and (i) such beneficial owner files such Form W-8 with the withholding agent or (ii), in the case of a Debenture held by a securities clearing organization, bank or other financial institution holding customers' securities in the ordinary course of its trade or business holding the Debenture on behalf of the beneficial owner, such financial institution files with the withholding agent a statement that it has received the Form W-8 from the Holder and furnishes the withholding agent with a copy thereof. With respect to Debentures held by a foreign partnership, under current law, the Form W-8 may be provided by the foreign partnership. However, unless a foreign partnership has entered into a withholding agreement with the Internal Revenue Service ("IRS"), for interest and disposition proceeds paid with respect to a Debenture after December 31, 1999, the foreign partnership will be required (and may be permitted earlier), in addition to providing an intermediary Form W-8, to attach an appropriate certification by each partner. Prospective investors, including foreign partnerships and their partners, should consult their tax advisers regarding possible additional reporting requirements.

     If a Non-U.S. Holder of a Debenture is engaged in a trade or business in the United States, and if interest on the Debenture (or gain realized on its sale, exchange or other disposition) is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular United States income tax on such effectively connected income in the same manner as if it were a U.S. Holder. See "-- U.S. Holders" above. In lieu of the certificate described in the preceding paragraph, such a Holder will be required to provide to the withholding agent a properly executed IRS Form 4224 (or, by January 1, 2000, a Form W-8) to claim an exemption from withholding tax. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a 30% branch profits tax (unless reduced or eliminated by an applicable treaty) on its earnings and profits for the taxable year attributable to such effectively connected income, subject to certain adjustments.

     Ownership and Disposition of Common Stock. For a discussion of the tax consequences of the ownership and disposition of Common Stock received by a Non-U.S. Holder on the conversion of a Debenture, prospective investors should refer to "U.S. Federal Income Tax Considerations for Non-U.S. Holders of Common Stock" in the Prospectus Supplement dated July 20, 1998, to the Propectus dated November 19, 1997, relating to the offering of Common Stock by the Company.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     U.S. Holders. Information reporting will apply to payments of interest or dividends made by the Company on, and payments of the proceeds of the sale or other disposition of, the Debentures or shares of Common Stock to certain noncorporate U.S. Holders, and backup withholding at a rate of 31% may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules is allowable as a credit against the U.S. Holder's federal income tax, provided that the required information is provided to the IRS.

     Non-U.S. Holders. Under current Treasury Regulations, payments on the sale, exchange or other disposition of Debentures or shares of Common Stock made to or through a foreign office of a broker generally will not be subject to backup withholding. However, if such broker is (i) a United States person, (ii) a controlled foreign corporation for United States federal income tax purposes,
(iii) a foreign person 50 percent or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period or (iv), in the case of payments made after December 31, 1999, a foreign partnership with certain connections to the United States, then information reporting will be required unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that such broker is required to report if the broker has actual knowledge that the payee is a United States person. Payments to or through the United States office of a broker will be subject to backup withholding and information reporting unless the Holder certifies, under penalties of perjury, that it is not a United States person or otherwise establishes an exemption. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such Non-U.S. Holder's United States federal income tax liability and may entitle such Holder to a refund, provided that the required information is furnished to the IRS.

     Holders of Debentures should consult their tax advisers regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available.

                                 UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), each Underwriter named below has severally agreed to purchase, and the Company has agreed to sell each Underwriter, the principal amount of Debentures set forth opposite the name of such Underwriter below:

                                                                      PRINCIPAL AMOUNT
                                                                      ----------------
     Smith Barney Inc. ............................................
     J.P. Morgan Securities Inc. ..................................
     Donaldson, Lufkin & Jenrette Securities Corporation ..........
     Morgan Stanley & Co. Incorporated ............................
     PaineWebber Incorporated .....................................
     C.E. Unterberg, Towbin .......................................      ------------
       Total ......................................................      $200,000,000
                                                                         ============

     The  Underwriters  are  obligated  to take and pay for the total  principal
amount  of  Debentures   offered   hereby  (other  than  those  covered  by  the
overallotment option described below) if any are taken.

     The Underwriters have advised the Company that they propose initially to offer the Debentures to the public at the price to the public set forth on the cover page of this Prospectus Supplement. After the initial public offering, the public offering price may be changed.

     Pursuant to the Underwriting Agreement, the Company has granted to the Underwriters an option, exercisable for 30 days from the date hereof, to purchase up to an additional $30,000,000 aggregate principal amount of the Debentures at the price to public less the underwriting discount set forth on the cover page hereof. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the Offering.

     The Company and certain of the Company's directors and executive officers are agreeing that, with certain exceptions (including issuances by the Company as consideration for acquisitions), without the prior written consent of Smith Barney Inc., they will not, directly or indirectly, offer to sell, contract to sell, sell or otherwise dispose of, or announce the offering of any shares of Common Stock or securities convertible into or exchangeable or exercisable for shares of Common Stock, for a period of 90 days after the date of the Underwriting Agreement; provided that beginning 30 days after the date of the Underwriting Agreement, such officers and directors may sell limited amounts of shares per day up to a total of 500,000 shares (taken in the aggregate and as a group).

     The Company has agreed to indemnify the Underwriters against, or contribute to payments that the Underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Underwriters may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934, as amended, in connection with this Offering and the concurrent Common Stock Offering. Stabilizing transactions permit bids to purchase the Debentures and the Common Stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Debentures in the open market following completion of the Offering to cover all or a portion of a syndicate short position created by the Underwriters selling more Debentures in connection with the Offering than they are committed to purchase from the Company. In addition, the Underwriters may impose "penalty bids" under contractual arrangements between the Underwriters and dealers participating in the Offering whereby they may reclaim from a dealer participating in the Offering the selling concession with respect to Debentures that are distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Such stabilizing transactions, syndicate covering transactions and penalty bids may result in the maintenance of the price of the Debentures and/or the Common Stock at levels above those which might otherwise prevail in the open market. None of the transactions described in this paragraph is required and, if any are undertaken, they may be discontinued at any time.

     An affiliate of Smith Barney Inc. is the lender under the EDELAP Bridge, and an affiliate of J.P. Morgan Securities Inc. is agent and a lender under the Revolver, each of which may be repaid with proceeds of the Offering. The rules of the National Association of Securities Dealers, Inc. (the "NASD") provide that no NASD member shall participate in the offering of an issuer's securities where more than 10% of the net proceeds are intended to be paid to members participating in the distribution of the offering, or persons associated or affiliated with such participating members, unless a "qualified independent underwriter" shall have been engaged on the terms provided in such rules. In accordance with this requirement, C.E. Unterberg, Towbin has performed due diligence investigations and reviewed and participated in the preparation of this Prospectus Supplement. C.E. Unterberg, Towbin will receive no compensation in connection with its services as qualified independent underwriter.

     The Underwriters in the Offering are acting as underwriters in the Common Stock Offering and from time to time, in the ordinary course of their respective businesses, the Underwriters and their affiliates have engaged and may engage in commercial and investment banking transactions with the Company and its affiliates.

     Frank Jungers, an Advisory Director for an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation, one of the Underwriters, is also a director and stockholder of AES. Mr. Jungers beneficially owns 1,117,447 shares of the Common Stock.

     Thomas I. Unterberg, a Managing Director of C.E. Unterberg, Towbin, one of the Underwriters, is also a member of AES's Board of Directors. Mr. Unterberg currently beneficially owns 1,266,381 shares of the Common Stock.

                                 LEGAL MATTERS

     The validity of the Debentures offered hereby and certain matters relating thereto and certain U.S. federal income taxation matters will be passed upon by Davis Polk & Wardwell, New York, New York. Certain legal matters will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

     The financial statements and related financial statements schedules incorporated in this Prospectus Supplement by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     In addition, see "Experts" in the accompanying Prospectus.

=====================================================                           ====================================================
     NO DEALER,  SALESPERSON OR OTHER PERSON HAS BEEN
AUTHORIZED  TO GIVE  ANY  INFORMATION  OR TO MAKE ANY
REPRESENTATIONS  OTHER THAN THOSE  CONTAINED  IN THIS
PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION
WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND
THE PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR                                                $200,000,000
REPRESENTATIONS  MUST NOT BE  RELIED  UPON AS  HAVING
BEEN   AUTHORIZED   BY   THE   COMPANY   OR  BY   THE
UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS
SUPPLEMENT  AND  THE  PROSPECTUS  NOR ANY  SALE  MADE                                            THE AES CORPORATION
HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE
CREATE AN  IMPLICATION  THAT THERE HAS BEEN NO CHANGE
IN THE AFFAIRS OF THE COMPANY  SINCE THE DATE HEREOF.                                            % CONVERTIBLE JUNIOR
THIS PROSPECTUS  SUPPLEMENT AND THE PROSPECTUS DO NOT                                          SUBORDINATED DEBENTURES
CONSTITUTE AN OFFER OR  SOLICITATION BY ANYONE IN ANY                                                  DUE 2005
STATE IN WHICH  SUCH  OFFER  OR  SOLICITATION  IS NOT
AUTHORIZED  OR IN WHICH THE PERSON  MAKING SUCH OFFER
OR  SOLICITATION  IS  NOT  QUALIFIED  TO  DO SO OR TO
ANYONE TO WHOM IT IS  UNLAWFUL  TO MAKE SUCH OFFER OR
SOLICITATION.
                     -----------
                  TABLE OF CONTENTS

                                                PAGE                                              [GRAPHIC OMITTED]
                                                ----
                PROSPECTUS SUPPLEMENT

Special Note Regarding Forward Looking
  Statements ...............................    S-2
Offering Summary ...........................    S-3
Recent Developments ........................    S-4
Use of Proceeds ............................    S-5
Description of Debentures ..................    S-6
Common Stock Price Ranges and Dividends.        S-12
Certain U.S. Federal Income Tax Consider-                                                             ----------
  ations ...................................    S-13
Underwriting ...............................    S-16                                            PROSPRCTUS SUPPLEMENT
Legal Matters ..............................    S-18                                                        , 1998
Experts ....................................    S-18
                                                                                                      ----------
                      PROSPECTUS

Available Information ......................    1
Incorporation of Certain Documents by
  Reference ................................    1
Use of Proceeds ............................    2                                                SALOMON SMITH BARNEY
Ratio of Earnings to Fixed Charges .........    2
The Company ................................    3                                                 J.P. MORGAN & CO.
Risk Factors ...............................    5
Description of Capital Stock ...............   12                                            DONALDSON, LUFKIN & JENRETTE
Description of Debt Securities .............   16
Description of Stock Purchase Contracts                                                       MORGAN STANLEY DEAN WITTER
  and Stock ................................   25
Plan of Distribution .......................   25                                              PAINEWEBBER INCORPORATED
Legal Matters ..............................   26
Experts ....................................   26                                               C.E. UNTERBERG, TOWBIN

=====================================================                           ====================================================
